Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at June 25, 2013 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the year ended March 31, 2013. The following information should be read in conjunction with the Company’s audited consolidated financial statements and related notes, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, some of which we do not produce today and cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

include CLARISOY™, a soy protein which offers clarity and complete nutrition for low pH systems; Peazazz® pea protein which is uniquely soluble with clean flavour characteristics; and Puratein®, Supertein™ and Nutratein®, three canola protein isolates with unique functional and nutritional attributes. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 241 issued patents worldwide, including 41 issued U.S. patents, and in excess of 425 additional patent applications, 84 of which are U.S. patent applications.

OPERATIONAL HIGHLIGHTS

Peazazz®

In November 2011, Burcon announced that it had developed a novel pea protein isolate that it has branded as Peazazz®. Peazazz® is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot-fill applications. Peazazz® may be used in a variety of healthy consumer product applications including low pH beverages, neutral pH beverages, as well as a variety of other food and beverage products. Ideal applications for Peazazz® include sport nutrition beverages, citrus-based drinks, fruit-flavoured beverages, fruit juice blends, powdered beverages, fortified waters, and dairy alternative products. Peazazz® can also fortify snacks, cereals and diet products, as well as gluten-free, vegetarian and vegan food products. Nutritionally Peazazz® is consistent with existing pea proteins which are valued for their high digestibility and low potential for allergic responses, Peazazz® pea protein is also from a non-GMO source.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Food ingredient processors recognize the high protein content in peas and have been extracting pea protein for almost 40 years. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, weight management products, gluten-free and vegetarian and vegan foods.

Compared to other plant based proteins, pea proteins are more environmentally sustainable. Pea plants have a unique ability to draw in nitrogen from the atmosphere and store it in their root nodules. This allows producers to use less fertilizer when replenishing the soil, making pea a desired a truly sustainable crop.

In January 2013 Burcon also announced that it had commenced building a Peazazz® semi-works production facility. The planning and engineering for this semi-works production plant began in the summer of 2012 and construction was completed in June 2013. The semi-works plant, located in Winnipeg, Manitoba, will enable Burcon to provide market development quantities (tonnage amounts) to food and beverage companies to conduct full-scale, real-world market evaluations of Peazazz® in their consumer products. These evaluations will typically include consumer testing,

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

market acceptance and shelf-life evaluation. Constructing and operating a semi-works production plant using commercial-scale equipment is a critical step toward full commercialization. It ultimately shortens time-to-market and reduces risk. Peazazz® produced from multiple, non-consecutive production batches will demonstrate how Peazazz® can be reliably and consistently produced.

Burcon has executed a number of material transfer agreements (“MTAs”) with potential partners and customers interested in Peazazz®. The list includes major food and beverage makers, suppliers, and potential industry production and sales partners. The Company is considering a number of options for commercializing Peazazz®, including building full-scale production facilities through a variety of partnership structures.

Burcon announced that it will launch and demonstrate Peazazz® at the 2013 IFT Annual Meeting and Food Expo to be held in Chicago in July 2013. Burcon will be demonstrating two products that highlight Peazazz®’s qualities and versatility:

Peach Mango Rhythm – made from 30% real juice, with all natural flavours and containing five grams of Peazazz® pea protein per 250 ml serving; and

Vanilla Jazz – a neutral pH milk-style beverage with a faint hint of vanilla flavouring, made with five grams of Peazazz® pea protein per 250 ml serving.

A significant amount of laboratory work was carried out by the research scientists at the Winnipeg Technical Centre (“WTC”) during the year to further develop and improve the Peazazz® process, including applications work in various food and beverage products to determine Peazazz®’s functionality in terms of solubility, gel formation, strength, foaming, heat stability, emulsification and water-binding abilities. In addition, the engineers at the WTC continued to optimize the Peazazz® process parameters, as well as gathering data needed for the engineering of the semi-works plant and patenting new inventions. External research trials were also conducted in an effort to further optimize the process for commercial production.

CLARISOY™

Burcon has a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (the “License”) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM has constructed a commercial-scale production facility (the “Semi-works Production Facility”) to manufacture the Soy Products. ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

At the June 2012 IFT (Institute of Food Technologists) Annual Meeting and Food Expo, ADM launched CLARISOY™ 150, the first extension to the CLARISOY product line. ADM launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line at the IFT in June 2011. The IFT is the largest annual food science forum and exposition in the world. Major food companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends.

CLARISOY 100 is a transparent, isolated soy protein and enables 100 percent soluble protein fortification in beverage applications with a pH below 4.0. CLARISOY 150 is specially processed for use in beverage systems with a pH of less than 4.0 with cloud systems or beverages neutralized to a pH of 7.0 or higher. Due to its clean flavour and high solubility in higher pH ranges, CLARISOY 150 allows for greater use of soy protein in mildly flavoured neutral beverages such as meal replacement and weight management products. The new product enables beverage manufacturers to formulate up to 10 grams of protein per serving.

In May 2012, ADM announced that it had opened its first commercial-scale plant to make CLARISOY™. The new plant, located in Decatur, IL, will provide a new line extension for ADM’s existing isolated soy protein production. During the first quarter of fiscal 2013, Burcon’s scientists and engineers provided significant assistance and support to ADM in the start-up of the Semi-works Production Facility to improve the quality and yield of the CLARISOY™ product. Functionality testing was also carried out at the Winnipeg Technical Centre (the “WTC”) on samples produced from this facility. Burcon ceased deferring the development costs associated with CLARISOY™ on June 30, 2012 and commenced amortizing these costs over 50-months on a straight-line basis.

In December 2012, Burcon was notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. Burcon recognized royalty revenue of $30,309 for the year ended March 31, 2013. Pursuant to the License and Production Agreement, initial license fees are to be paid up to the end of the quarter that immediately precedes the quarter in which the first commercial sales of CLARISOY™ occurs. Therefore, the payment of initial license fees ceased after the quarter ended September 30, 2012. Burcon had been receiving initial license fee quarterly payments from ADM since the first quarter of fiscal 2012. During the year ended March 31, 2013, Burcon recorded initial license fees of about $125,000 (2012 - $223,000) as deferred revenue. Burcon has begun recognizing deferred revenue beginning in the third quarter over the same period as for deferred development costs. Burcon recognized $27,368 of deferred revenue as royalty revenue for the year ended March 31, 2013.

The WTC continued to carry out work when requested by ADM to gather information in support of the semi-works facility.

Patenting work continued to further strengthen the CLARISOY™ patent portfolio.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

Puratein®, Supertein™ and Nutratein®

For Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies.

As the focus of this year’s activity was primarily on supporting the start-up of the CLARISOY™ Semi-works Production Facility and the improvement and development of the Peazazz® process, limited work was conducted on canola products. However, production runs were undertaken in the early part of the year to test different starting materials to determine whether there were differences in the colour and flavour of the resulting products. A new process scheme was also tested for variations in the final products that are suitable for animal nutrition and for human use. This will be further tested at the pilot scale. Limited work was also carried out on alternate canola extraction methods.

Research work continued on protein extraction from various plant sources to explore potential new commercial and patenting opportunities.

PUBLIC OFFERING

On November 23, 2012, Burcon completed a public offering of 1,437,500 common shares at $4.00 per common share, with net proceeds of approximately $5.0 million. The agents received a cash commission of 6% of the gross proceeds and agents’ warrants entitling the agents to purchase up to 57,500 common shares (equal to 4% of the common shares sold pursuant to the offering). Each agent’s warrant is exercisable to acquire one common share of the Company at an exercise price of $4.00 per share at any time before and including May 23, 2014. All of the agents’ warrants were outstanding as at March 31, 2013 and as at the date of this MD&A.

The net proceeds of the offering are being used for the continued commercialization of Peazazz® pea protein, CLARISOY™ soy protein and for general working capital purposes.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

  Applications to protect additional novel protein extraction and purification technologies;

  Applications to protect the uses of Puratein® , Supertein™ , Nutratein®, CLARISOY™ and Peazazz® for example, as functional food and beverage ingredients; and

  Applications to protect the “signature characteristics” of Puratein® , Supertein™ , Nutratein®, CLARISOY™ and Peazazz® and other plant proteins.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

During the year, Burcon filed nine new patent applications, with over one-half relating to Peazazz®. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 41 U.S. issued patents over canola, soy and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 84 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 241 is issued patents covering inventions that include the 41 granted U.S. patents. Currently, Burcon has over 425 additional patent applications that are being reviewed by the respective patent offices in various countries.

SUMMARY OF OPERATING RESULTS
Years ended March 31 (in thousands of dollars, except share and per-share amounts)
	2013 IFRS	2012 IFRS	2011 IFRS

Royalty income	30	-	-
Interest and other income	86	139	139
General and administrative expenses	3,559	5,061	6,055
Research and development expenses	2,103	1,040	2,890
Loss for the year	(5,546)	(5,962)	(8,806)
Basic and diluted loss per share	(0.18)	(0.20)	(0.30)
Total assets	10,514	10,526	14,234
Total long-term liabilities	321	223	-
Weighted average shares outstanding (thousands)	30,621	29,961	29,545

RESULTS OF OPERATIONS

As at March 31, 2013, Burcon has not yet generated any significant revenues from its technology. As noted above, commercial sales of CLARISOY™ began in December 31, 2012. For the year ended March 31, 2013 the Company recorded a loss of $5,545,522 ($0.18 per share) as compared to $5,962,342 ($0.20 per share) last year. Included in the loss amounts is $637,749 (2012 - $1,716,062) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss amounts are amortization of deferred development costs of $400,218 (2012 -$nil), amortization of property and equipment of $143,364 (2012 - $101,148) and gain on disposal of property and equipment of $nil (2012 - $3,359). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

Research and development expenses

Components of research and development (“R&D”) expenditures are as follows:
Years ended March 31 (in thousands of dollars)
	2013 IFRS	2012 IFRS	2011 IFRS

Salaries and benefits	1,078	608	1,898
Amortization, deferred development costs	400	-	-
Laboratory operation	324	239	319
Amortization, property and equipment	140	97	174
Analyses and testing	57	50	54
Rent	79	42	73
Travel and meals	25	4	16
Toxicology trials	-	-	356

	2,103	1,040	2,890

The Company began the deferral of CLARISOY™ development costs in March 2011 after it had determined that it had met all the criteria for deferring development costs. Burcon ceased the deferral of these costs on June 30, 2012 and also commenced the amortization of these costs on a straight-line basis over 50 months. To-date, Burcon has deferred a total of $2,223,435 of CLARISOY-related expenditures, and Burcon amortized $400,218 of these costs for the year ended March 31, 2013.

For the year ended March 31, 2013, $122,708 (2012 - $1,127,516) of R&D expenses were capitalized to deferred development cost.

A significant portion of R&D expenses is comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, there was an increase of about $56,000 due mainly to the full year’s effect of the addition of a new technical staff at the WTC and the return of staff from maternity leave during fiscal 2012. The increase in salaries and benefits expensed for the year is reflective of the percentage of time spent by the WTC staff during this year on Peazazz®, as compared to the staff’s time spent on CLARISOY™ during fiscal 2012, with the related salaries and benefits capitalized to deferred development costs.

Laboratory operation expenses increased by about $85,000 over last year. However, before capitalizing laboratory operation costs to deferred development costs, these costs actually decreased by about $60,000. This decrease was due to a large number of large scale runs last year relating to the Nutratein® project that resulted in about $76,000 in higher repairs and

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

maintenance, utilities and equipment rental costs. This was offset by an increase of about $16,000 in lab supplies this year from the purchase of ingredients and supplies for Peazazz®.

Before capitalizing analyses and testing expenditures to deferred development costs, these expenditures decreased by about $72,000. The decrease may be attributed almost entirely to CLARISOY™ testing in fiscal 2012 which was capitalized. Included in analyses and testing expenditures that were expensed this year, about $3,000 was related to CLARISOY™, with the balance to Peazazz®. During fiscal 2012, the amount of analyses and testing expenditures that was expensed was divided into about one-half Nutratein® and one-half Peazazz®.

General and administrative (“G&A”) expenses
Years ended March 31 (in thousands of dollars)

	2013 IFRS	2012 IFRS	2011 IFRS

Salaries and benefits	1,598	2,742	3,519
Professional fees	1,353	1,432	1,716
Investor relations	227	345	390
Office supplies and services	147	125	103
Travel and meals	85	129	85
Other	112	119	73
Management fees	34	38	165
Amortization of property and equipment	3	4	4
NASDAQ filing fees	-	128	-

	3,559	5,062	6,055

Salaries and benefits

Included in salaries and benefits is stock-based compensation expense of approximately $570,000 (2012 –$1,597,000). Burcon recorded stock-based compensation expense of approximately $481,000 for options granted in October 2012 to directors that vested immediately. Similarly, Burcon recorded stock-based compensation of about $995,000 last year for options granted to directors that had vested immediately. Options granted to employees during the year resulted in stock-based compensation expense of about $64,000, as compared to stock-based compensation expense of $587,000 last year for employee options granted in December 2009.

The cash portion of salaries and benefits decreased by about $117,000 from last year. Of the decrease, about $58,000 is attributed to a decrease in directors’ fees due to fewer board and committee meetings held this year as compared to last year, and directors’ annual retainers being amortized over the year versus expensed immediately, as well as a decrease of about $73,000

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

due to a retroactive salary adjustment made to a senior officer during the first quarter last year. This was offset by an increase of about $22,000 from the hiring of two junior staff members.

Professional fees
Years ended March 31 (in thousands of dollars)

	2013 IFRS	2012 IFRS	2011 IFRS

Intellectual property	1,184	1,028	1,003
Legal and audit	138	344	136
Consulting	31	60	577

	1,353	1,432	1,716

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. For the year ended March 31, 2013, Burcon capitalized about $132,000 (2012 - $651,000) of CLARISOY™-related patent costs to deferred development costs. Total patent legal fees and expenditures (before capitalization) decreased by about $365,000 over last year. The decrease is attributable to nine patents having entered national phase in fiscal 2012, as compared to four in the current year. This resulted in a decrease of about $375,000 in patent legal costs for national phase filings. Patent maintenance costs decreased by about $74,000 over the past year as Burcon has been deferring the annuity payments of certain non-core patents. In addition, patents granted in Europe that required registration in several European countries during the first quarter of last year contributed to $75,000 of the expenditures. This was offset by an increase in other patent costs overall of about $159,000 from new patent application filings and maintenance fees of our growing patent portfolio. During fiscal 2013, we filed nine new patent applications as compared to four last year. The majority of this year’s new applications relate to Peazazz®. In addition, our patent portfolio has grown by about 75 patents worldwide from a year ago. From inception, Burcon has expended approximately $8.8 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

The decrease in legal and audit fees of about $206,000 is due to about $230,000 in legal and audit fees incurred in the second quarter of last year related to the NASDAQ listing, a decrease of about $3,000 in legal fees, offset by an increase in audit and review fees of about $27,000.

Burcon also incurred about $33,000 in consulting fees last year relating to performance management systems and remuneration market data, about $11,000 in accounting assistance fees, offset by an increase of about $9,000 in consulting fees this year relating to SOX-readiness project and $4,000 in other consulting fees.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

Burcon also incurred about $294,000 in legal fees and $51,000 in audit fees for the current year financing, which were recorded as share issue costs.

Investor relations

The cash portion of investor relations expenses decreased by $126,000 over the prior year. The decrease is attributed to a decrease in U.S. public relations and investor relations costs of about $55,000, as well as travel costs related to the NASDAQ listing in October 2011 of about $15,000. European roadshow travel and consultant fees last year also contributed about $22,000 to the decrease, as well as a decrease in annual report costs of about $13,000 and website design costs of about $8,500.

During the year Burcon granted options to a U.S. investor relations firm for services provided. This grant resulted in stock-based compensation expense of about $16,000.

LIQUIDITY AND FINANCIAL POSITION

Financial Position
As at March 31 (in thousands of dollars)

	2013 IFRS	2012 IFRS	2011 IFRS

Cash and cash equivalents	4,603	3,857	9,628
Restricted cash	-	362	-
Short-term investments	2,086	2,302	2,304
Amounts receivable	35	37	42
Property and equipment, net of amortization	510	626	733
Deferred development costs, net of amortization	1,823	1,969	190
Total assets	10,514	10,526	14,234
Shareholders' equity	9,746	9,387	12,905

Conditions do exist, as described in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. As at March 31, 2013, the Company had not earned significant revenues from its technology, had an accumulated deficit of $58,439,419 and had relied on equity financings, private placements, rights offerings and other equity transactions to provide the financing necessary to undertake its research and development activities. At March 31, 2013, the Company had cash and cash equivalents of $4,602,520 and short-term investments of $2,085,746 that management estimates are sufficient to fund its operations through May 2014. On November 23, 2012, the Company completed a public offering of 1,437,500 common shares of Burcon for gross proceeds of $5.75 million (the “Offering”), with net proceeds of about $5.0 million. The net proceeds of the Offering are being used for continued commercialization of Burcon’s Peazazz® pea protein and CLARISOY™ soy protein and for general working capital purposes. Burcon will need additional capital to meet its

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

business objectives; however, there can be no assurance that additional financing will be available at acceptable terms, if at all.

The Company received quarterly initial license fees from its license and production agreement with ADM to September 30, 2012. Burcon recognized approximately $3,000 in royalty revenues and $30,000 in deferred initial license fees for the year ended March 31, 2013. However, due to the nature and size of the Semi-works facility, Burcon expects the amount of royalty revenues from the sales of CLARISOY™ will not reach its full potential until such time production is expanded to one or more full-scale commercial facilities. It is the intention of the License and Production agreement that a full-scale commercial facility will be built. However, the timing of the construction of such a full-scale commercial facility has not yet been determined. The amount of royalty revenues that may be derived from the Semi-works facility and a full-scale commercial facility cannot be ascertained at this time.

The net cash used in operations during the year ended March 31, 2013, measured in terms of cash flows from operating activities before changes in non-cash working capital items, totalled approximately $4,364,000, as compared to $4,149,000 in the comparative year. Including the development expenditures that were deferred, cash used in operations and on CLARISOY™ development decreased by about $1,048,000. As noted above, the decrease in patent-related activities accounted for $365,000 of the decrease as did the decrease in professional fees of $230,000 and filing fees of about $128,000 relating to the NASDAQ listing. A decrease in laboratory operation and analyses and testing expenses contributed about $132,000 of the decrease, as did a decrease in investor relations expense of about $126,000. Consulting expenses and travel and meals expenses also decreased by $73,000.

The restricted cash balance as at March 31, 2012 were funds held in escrow that were released to ADM in April 2012.

In addition to the net proceeds of about $4,993,000 from the public offering, option exercises during the year provided proceeds of approximately $274,000 (2012 - $544,000).

At March 31, 2013, Burcon’s working capital was approximately $6,478,000 (March 31, 2012 -$5,759,000). As at the March 31, 2013, Burcon committed about $112,000 of capital expenditures relating to the construction of the Peazazz® semi-works facility. Subsequent to the year-end, the Company incurred or committed to a further $71,000 for expenditures relating to same. Burcon may incur up to $300,000 in additional capital expenditures if modifications or further upgrades are required to the Peazazz® semi-works production facility and $1.4 million in patent legal fees and disbursements for fiscal 2014. We expect four patents applications that will enter National Phase during fiscal 2014 and also patents that will likely be granted in Europe that will require registration in designated European countries.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least May 2014, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

the CLARISOY™ commercial facility. Burcon will require additional capital to meet its business objectives, although there is no assurance that additional financing will be available on acceptable terms, if at all.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, restricted cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, amounts receivable and short-term investments. The Company’s cash and cash equivalents may comprise interest-bearing savings instruments with Canadian chartered banks. Short-term investments comprise interest-bearing securities with Canadian chartered banks with maturities at their purchase dates of greater than three months but not more than a year. The Company limits its exposure to credit loss by placing its cash and cash equivalents and short-term investments with two Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the year ended March 31, 2013, the weighted average interest rate earned on the Company’s cash and cash equivalents was 1.19% (2012 – 1.23%) per annum and the weighted average interest rate earned on short-term investments was 1.51% (2012 – 1.22%) per annum. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at March 31, 2013 is estimated to be a $46,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities as at March 31, 2013 was $447,884, all of which is within the next 12 months. Conditions do exist, as described in the Liquidity and Financial Position above and in the Consolidated Financial Statements that cast substantial doubt over the Company's ability to continue as a going concern.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

OUTSTANDING SHARE DATA

As at March 31, 2013 and the date of this MD&A, Burcon had 31,624,693 common shares and 1,882,000 stock options that are convertible to an equal number of shares outstanding at aweighted average exercise price of $7.31 per share. Burcon also had 57,500 warrants that are convertible to an equal number of shares outstanding at an exercise price of $4.00 per share.

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)
	Three months ended
	March 31, 2013 (IFRS)	December 31, 2012 (IFRS)	September 30, 2012 (IFRS)	June 30, 2012 (IFRS)
Royalty, interest and other income	50	26	11	29
Loss for the period	(1,403)	(1,754)	(1,352)	(1,037)
Basic and diliuted loss per share	(0.04)	(0.06)	(0.05)	(0.04)

	Three months ended
	March 31, 2012 (IFRS)	December 31, 2011 (IFRS)	September 30, 2011 (IFRS)	June 30, 2011 (IFRS)
Royalty, interest and other income	29	32	36	43
Loss for the period	(1,089)	(1,897)	(1,786)	(1,190)
Basic and diliuted loss per share	(0.04)	(0.06)	(0.06)	(0.04)

Included in the losses of the four quarters of this year are about $7,000, 5,000, $534,000 and $92,000 of stock-based compensation expense, respectively. Included in the four quarters of fiscal 2012 are about $266,000, $653,000, $784,000 and $13,000 of stock-based compensation expense, respectively. The higher stock-based compensation expense in the third quarter this year and the second and third quarters of last year relates to the recognition of options granted in those quarters that had vested immediately.

Burcon incurred about $248,000 and $110,000 in the second and third quarters of fiscal 2012, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $416,000 in the last quarter of fiscal 2012, of which $182,000 were capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters of fiscal 2012, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patent applications having entered National Phase in the fourth

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

quarter of fiscal 2011, as well as the second quarter of fiscal 2012. These costs include filing fees for these patents in several designated countries.

RELATED PARTY TRANSACTIONS

Burcon engaged a company that is controlled by an entity that has significant influence over Burcon for the following related party transactions:

Included in general and administrative expenses (office supplies and services and other expenses) for the year ended March 31, 2013 is $63,163 (2012 - $56,587) for office space rental, services, and equipment rental.

For the year ended March 31, 2013, included in general and administrative expenses (management fees) is $33,730 (2012 - $37,940) for services provided. At March 31, 2013, $3,079 (March 31, 2012 - $2,113) of this amount is included in accounts payable and accrued liabilities. For the year ended March 31, 2013, included in interest and other income are $14,263 (2012 - $18,951) for management services provided by the Company. At March 31, 2013, $531 (March 31, 2012 - $2,396) of this amount is included in amounts receivable. Included in share issue costs are fees of $5,100 (2012 - $nil) for administrative services provided directly for the financing.

CRITICAL ACCOUNTING ESTIMATES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The preparation of consolidated financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 6 to the consolidated financial statements for assumptions used by management), the determination of whether all criteria for deferring development costs are met and the point when amortization of deferred development cost and deferred revenue commences, the expense allocation to deferred development costs, as well as the recoverable amount of the deferred development costs and goodwill.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

FUTURE ACCOUNTING CHANGES

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC).

Standards and interpretations issued but not yet effective:

  IFRS 9 - Financial Instruments - Classification and Measurement

  The first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through profit or loss. Financial liabilities are measured at fair value through profit or loss or amortized cost. IFRS 9 was updated in October 2010 to include guidance on financial liabilities and derecognition of financial instruments effective for years beginning on or after January 1, 2015.

  New standards addressing scope of reporting entity

  IFRS 10, Consolidated Financial Statements, replace the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

  IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

  IFRS 12, Disclosure of Interest in Other Entities, sets out the disclosure requirement for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

  These standards are effective for years beginning on/after January 1, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

  IFRS 13, Fair Value Measurement and disclosure requirements

  IFRS 13 provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

  Amendments to IAS 1 - Presentation of Financial Statements

  The amendments provide for improvements with respect to presentation of items in other comprehensive income (OCI), effective for annual periods beginning on or after July 1, 2012.

  Amendments to IAS 19 - Employee Benefits

  IAS 19 is amended to reflect (i) significant changes to recognition and measurement of defined benefit pension expense and termination benefits, and (ii) expanded disclosure requirements, effective for years beginning on or after January 1, 2013.

  Amendments to IFRS 7 - Financial Instruments: Disclosures

  IFRS 7 is amended to enhance disclosure requirements related to offsetting of financial assets and financial liabilities, effective for years beginning on or after January 1, 2013.

  IFRS 7 is amended to require additional disclosures on transition from IAS 39 to IFRS 9, effective on adoption of IFRS 9 which is effective for years beginning on or after January 1, 2015.

  Amendments to IAS 32 - Financial Instruments: Presentation

  IFRS 32 is amended to clarify requirements for offsetting of financial assets and financial liabilities, effective for years beginning on or after January 1, 2014.

The Company does not expect any material impact from the adoption of these standards.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them. The officers have evaluated the effectiveness and design of its DC&P as at March 31, 2013 and have determined these controls to be effective.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR. They have evaluated and determined these internal controls and procedures over financial reporting as at March 31, 2013 and concluded they are effective. They have also concluded that there were no significant changes in the ICFR that occurred during the year ended March 31, 2013 that could have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and ICFR.

EMERGING GROWTH COMPANY STATUS

As a U.S. listed public company with less than US$1 billion in gross revenue during our last fiscal year, we qualify as an “emerging growth company” (“EGC”) under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an EGC, we are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. We will retain the status of an EGC until the earliest of (a) the last day of the fiscal year in which we have annual gross revenues of US$1 billion or more; (b) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act of 1933; (c) the date on which we have, during the previous three-year period, issued more than US$1 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Securities Exchange Act of 1934.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties that can significantly affect its financial condition and future operations. Key risks are outlined below. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2013 under the section titled “Risk Factors”, which is incorporated by reference herein. The AIF is available at www.sedar.com.

Patents and proprietary rights – Burcon has filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. As at the date of this MD&A, Burcon has been granted a total of 241 patents in various countries covering a number of key processes and uses of Burcon’s products as functional food and beverage ingredients. Of those patents, 41 have been granted in the United States. Although Burcon expends significant resources and efforts to patent its discoveries and innovations, there can be no assurances that our patent applications will result in the issuance of patents, or any patents issued to Burcon will provide it with adequate protection or any competitive advantages, or that such patents will not be successfully challenged by third parties.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

Burcon cannot be assured that competitors will not independently develop products similar to the Company’s products or manufacture products designed to circumvent the exclusive patent rights granted to the Company. Further, Burcon may need to incur significant expenditures in prosecuting claims against others whom it believes are infringing on its rights and by defending claims of intellectual property infringement brought by its competitors and others.

Development and commercialization – On June 18, 2012, Burcon announced that ADM has begun commercial production of CLARISOY™ soy protein and Burcon is constructing the Peazazz® semi-works facility in order to provide tonnage amounts of Peazazz® required by food and beverage companies to conduct full-scale, market evaluations of Peazazz® in their consumer products. However, it has not commercialized any of its other products, and accordingly, has not begun to market, sell or generate revenues from these products. There can be no assurance that any of these products will meet applicable food regulatory standards, obtain regulatory approvals in countries where such approvals have yet to be sought, be capable of being produced in commercial quantities at reasonable costs, be successfully marketed, or that the investment made in such potential products will be recouped through sales or related royalties. With the exception of CLARISOY™ soy protein, none of Burcon’s potential products are commercially available as a food ingredient for human consumption. Given that ADM has chosen not to license Burcon’s technology for producing Puratein® and Supertein™ canola protein isolates, Burcon must secure an alternative strategic partner to do so. If Burcon is unable to secure an alternative strategic partner for its canola protein isolates then the commercialization of its products may be delayed or unsuccessful. Burcon is dependent on ADM to commercialize its CLARISOY™ soy protein. Even if Burcon commercializes a product or products, its business strategy may not be successful. Although Burcon is in discussions with potential partners for Peazazz® pea protein and Nutatein® canola protein isolate, no strategic alliance has yet been formed. Even if Burcon commercializes a product or products, its business strategy may not be successful.

History of operating losses and financing requirements– Burcon has accumulated net losses of approximately $58.4 million from its date of incorporation through March 31, 2013. On December 19, 2012, Burcon announced that it had been notified by ADM of the first commercial sale of CLARISOY™ soy protein produced by ADM. However, Burcon reported minimal royalty revenue for the quarters ended December 31, 2012 and March 31, 2013. Although Burcon expects to receive royalty payments from ADM pursuant to the Soy Agreement, the magnitude of these future royalty payments cannot be ascertained at this time. In the absence of a definitive time for when sales of products will be significant, Burcon expects such losses to increase as it continues to commercialize its products, its research and development and product and its application trials. Burcon expects to continue to incur substantial losses before it reaches the commercialization stage. Burcon cannot predict if it will ever achieve profitability and, if it does, it may not be able to sustain or increase its profitability. The commercial success of any of Burcon’s products will depend on whether they receive public and industry acceptance as a food ingredient and dietary supplement, and whether they may be sold at competitive prices or are able to obtain sufficient royalty revenue from licensing, which adequately exceeds Burcon’s production or business costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

Developing Burcon’s products and conducting product application trials is capital intensive. Since acquiring its subsidiary in October 1999, Burcon has raised gross proceeds of approximately $55.2 million from the sale or issuance of equity securities. Burcon will need to raise additional capital to fund operations and application trials, continue research and development for commercial production of its products, generate data to support regulatory recognition in Canada, the European Union and the United States, where necessary, and to commercialize its products. As at the date of this MD&A, Burcon had approximately $5.6 million in cash and cash equivalents and short-term investments. Burcon believes that it has sufficient capital to fund operations through at least May 2014. Although Burcon has sufficient funds to operate until May 2014, it will need additional capital in order for the Company to meet its business objectives. In addition, conditions do exist, as described in the Liquidity and Financial Position section above and in the Consolidated Financial Statements that cast substantial doubt over the Company’s ability to continue as a going concern. The recent events in global financial markets have had a profound impact on the global economy. The disruptions in the credit and financial markets could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining capital and financing for its operations. There can be no assurance that additional financing may be available on acceptable terms, if at all.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its pea, soy and canola proteins.

Pea

With the construction completion of the Peazazz® semi-works production facility in June 2013, Burcon will be able to provide product for customers to conduct product and market development activities. Burcon will launch and demonstrate Peazazz® at the 2013 IFT Annual Meeting and Food Expo in Chicago in July. Burcon will continue to investigate various avenues for commercializing Peazazz® including licensing the technology to an existing producer, through a joint venture, or building a full-scale production facility on its own. Burcon will also continue to refine and optimize the related extraction and purification technology, work on developing new applications and products and file additional patents.

Soy

Burcon will continue to support ADM with its commercialization of CLARISOY™ soy protein line.

Canola

For Nutratein®, Burcon will continue to refine its technology with the objective of producing proteins of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Years ended March 31, 2013 and 2012

functional attributes. Burcon is working with companies who have signed MTAs to explore the potential use of Nutratein® as a full or partial replacement to costly whey protein. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products, with the intent that a strategic alliance with one or more potential partners can be secured for the commercialization of Burcon’s canola protein isolates.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will work to strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.